February 14, 2017

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Allergan plc

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 4, 2016

File No. 001-36867

Dear Mr. Rosenberg:

We are writing in response to the comment letter dated February 7, 2017 submitted to Allergan plc (the “Company”) from the Division of Corporation Finance (the “Staff”) regarding the Company’s Form 10-Q dated November 4, 2016 for the three and nine months ended September 30, 2016 and 2015. For your convenience, the Staff’s initial comment is included below.

Note 15 — Income Taxes, page 49

Comment 1

Refer to your response to prior comment 2 of our December 29, 2016 letter. Please tell us the amounts of taxes accrued at the acquisition dates on the $3.4 billion and $2.4 billion of pre-acquisition earnings for Allergan and Forest, respectively, that were determined to no longer be indefinitely reinvested. In addition, please tell us the effective tax rate for the tax accrued for each of the pre-acquisition earnings, how that tax rate relates to the relevant statutory tax rate, and how you took into account foreign tax credits in measuring the amounts accrued. Finally, tell us the nature and amount of changes to the accruals through September 30, 2016.

Response

The amounts of taxes accrued at the acquisition dates on the pre-acquisition earnings that were determined to no longer be permanently reinvested were $1.2 billion and $1.0 billion for Allergan and Forest, respectively. The applicable effective tax rates were 36.0% in the case of Allergan and 40.6% in the case of Forest. Taxes were in all cases accrued at the relevant statutory rates (including withholding taxes, where applicable) and did not take into account any credit for non-US taxes against US federal income taxes as Allegan is not currently in a position to claim foreign tax credits and does not expect to be able to claim foreign tax credits in the foreseeable future.

During the quarter ended September 30, 2016 we reduced the accrual by approximately $0.7 billion reflecting the current tax cost computed at the relevant statutory rates of the repatriation of a portion of these earnings.

If you have questions concerning the foregoing, please call Maria Teresa Hilado at (862) 261-7000.

Sincerely,

/s/ Maria Teresa Hilado

Maria Teresa Hilado

Chief Financial Officer